Exhibit No. 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Armstrong World Industries, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-138034 and 333-154765) on Form S-8 of Armstrong World Industries, Inc. of our reports dated February 28, 2011, with respect to the consolidated balance sheets of Armstrong World Industries, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Armstrong World Industries, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 28, 2011